FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                For the Month of January 2005 (January 4, 2005)


                         TECNOMATIX TECHNOLOGIES LTD.
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                             (Name of Registrant)


           Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel
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                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                 Form 20-F   X             Form 40-F
                          ------                    ------


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             Yes                                No    X
                 ------                            ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

The information included in the form 6-K is incorporated by reference to the Registrant's Registration Statement on form F-3/A, registration number 333-115214.

On January 4, 2005, Tecnomatix Technologies Ltd. (the "Company") announced that it entered into an Agreement of Merger, dated January 3, 2005 with UGS Corp. ("UGS") and a newly formed subsidiary of UGS, pursuant to which, on the terms and subject to the conditions of the Merger Agreement, UGS has agreed to acquire the Company. A copy of a notice of a meeting of the Company's shareholders which is being circulated to the shareholders of the Company is attached hereto as Exhibit A.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TECNOMATIX TECHNOLOGIES LTD.


Date:    January 5, 2005                    By: /s/ Jaron Lotan
                                                ----------------------------
                                            Name:   Jaron Lotan
                                            Title:  President and Chief
                                                    Executive Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit
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A.       Notice of shareholders meeting

                                                                      EXHIBIT A
                                                                      ---------


                         TECNOMATIX TECHNOLOGIES LTD.

            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


To the shareholders of Tecnomatix Technologies Ltd.

         Notice is hereby given that an extraordinary general meeting of shareholders (the "Meeting") of Tecnomatix Technologies Ltd., a company formed under the laws of the State of Israel (the "Company"), will be held for the purpose, inter alia, of approving, authorizing and ratifying the Agreement of Merger, dated January 3, 2005, by and among the Company, UGS Corp. a Delaware corporation ("UGS") and Treasure Acquisition Sub Ltd., an Israeli company and a wholly-owned subsidiary of UGS ("UGS Sub") (the "Merger Agreement"), and the transactions contemplated thereby, including the Merger of UGS Sub with and into the Company (the "Merger"). In the Merger each outstanding Ordinary Share par value NIS 0.01 per share of the Company will automatically be converted into and represent solely the right to receive US $17.00 in cash, without interest thereon. It is intended that the proposed Merger shall be effected in accordance with Sections 314 through 327 of the Israeli Companies Law, 1999 (the "Companies Law"), in which the separate corporate existence of UGS Sub shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all of the rights, properties and obligations of UGS Sub. Upon consummation of the Merger, the Company will become an indirect wholly-owned subsidiary of UGS.

         Subject to the provisions of Section 320(c) of the Companies Law, the affirmative vote of shareholders holding 75% (seventy-five percent) of the voting shares of Company present and voting at the Meeting at which a quorum is present is necessary to approve the Merger.

         The Meeting is initially scheduled to take place on February 28, 2005 at 16:00, Israel time, at the principal executive offices of the Company located at Delta House, 16 Abba Eban Ave. Herzliya 46120, Israel.

         The Company intends to mail a proxy statement (the "Proxy Statement") to its shareholders containing information about the Merger Agreement, the proposed Merger and the other transactions contemplated by the Merger Agreement. Shareholders are urged to read the Proxy Statement carefully when it is available. Depending upon the time of completion and mailing of the Proxy Statement the time and place of the Meeting may be changed.

         This notice is mailed to shareholders of record at the close of business on December 31, 2004.

         This notice of the Meeting is being provided to the shareholders of the Company pursuant to the Companies Law. It does not constitute a proxy statement, solicitation of proxies or notice of meeting for purposes of the U.S. Securities Exchange Act of 1934, as amended.


                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    /s/ Harel Beit-On
                                    ----------------------------------
                                    Harel Beit-On
                                    Chairman of the Board



January 4, 2005